Partial Cancellation of Stock Options Granted to Executive Officers of Chohung Bank

On November 28, 2005, the board of directors of Chohung Bank, one of our major banking subsidiaries, resolved to cancel 90,000 shares of stock options previously granted by Chohung Bank to three of its executive officers on March 25, 2004. Under its terms, these stock options were exercisable during the period from March 26, 2006 to March 25, 2009. These executive officers forfeited their stock options upon their resignation from Chohung Bank in August 2005. After the official cancellation of these stock options by Chohung Bank’s board of directors, there are, in the aggregate, 793,651 stock options outstanding to 36 grantees.

<Details of stock option cancellation by Chohung Bank>

		Number of Cancelled
Name	Position Held before Retirement	Stock Option

Kwang Yub Chung	Deputy President	30,000

Jeong Woo Chang	Deputy President	30,000

Yong Uk O	Deputy President	30,000

Total	—	90,000